EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Three Months ended March 31, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$7,578
Fixed charges:
Interest expense	1,852
One-third of rents, net of income from subleases (a)	132
Total fixed charges	1,984
Less: Equity in undistributed income of affiliates	(2)
Income before income tax expense and fixed charges, excluding capitalized interest	$9,560
Fixed charges, as above	$1,984
Ratio of earnings to fixed charges	4.82
Including interest on deposits
Fixed charges, as above	$1,984
Add: Interest on deposits	320
Total fixed charges and interest on deposits	$2,304
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,560
Add: Interest on deposits	320
Total income before income tax expense, fixed charges and interest on deposits	$9,880
Ratio of earnings to fixed charges	4.29

(a)	The proportion deemed representative of the interest factor.